UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.	CTX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
04.032.433/0001-80	09.601.322/0001-60
Corporate Registry (NIRE): 33300275410	Corporate Registry (NIRE): 3330028691-8
Publicly-Held Company	Publicly-Held Company

MATERIAL FACT

CTX Participações S.A. (“CTX”) and its subsidiary, Contax Participações S.A. (“Contax” and, jointly, the “Companies”), pursuant to article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358/02, hereby inform their shareholders and the market in general of the following:

The Management of Contax, on the one hand, and Mobitel S.A., a company controlled by Portugal Telecom, SGPS, (“Dedic”) and its subsidiary GPTI Tecnologia da Informação S.A. (“GPTI” or, jointly with Dedic, “Dedic GPTI”), on the other, given that they operate in the same line of business, with complementary activities, client bases and services, have resolved to propose to their shareholders, subject to certain conditions, the integration of their operations in order to strengthen their market positions.

Contax is one of the largest corporate services companies in Brazil and the leader in the contact center and debt collection industry. It is expanding its portfolio of services to become the only Business Process Outsourcing (BPO) company with broad specialization in customer relationship management (CRM). Currently, most of its operations are concentrated in the customer service, debt collection, telemarketing, retention, back-office, technology services and trade marketing segments.

Dedic is one of Brazil’s biggest contact center companies, constituted at the end of 2002, and a member of the Portugal Telecom group. In February 2010, Dedic acquired GPTI, one of the country’s leading technology and information systems players.

Incorporation of Dedic Shares by Contax

An Agreement for the Incorporation of Dedic Shares by Contax was executed, which envisages, subject to certain conditions, the calling of shareholders’ meetings by the Companies to deliberate on the incorporation, by Contax, of the shares issued by Dedic, with a consequent increase in Contax’s capital. The value of this capital increase will be determined based on the net book value of Dedic’s shares, in turn arrived at by an appraisal report to be drawn up opportunely (“Incorporation of Dedic Shares”). As a result of the Incorporation of Dedic Shares, Contax will issue new common and preferred shares to replace the shares hitherto held by Dedic’s current shareholders.

The Management of Contax contracted a fairness opinion, independently drawn up by Banco BTG Pactual S.A. (“BTG Pactual”), which indicated an exchange ratio band of between 0.0342 and 0.0417 common Contax shares and between 0.0343 and 0.0418 Contax preferred shares for each Dedic share.

Based on this exchange ratio, the Managements of Contax and Dedic indicated an exchange ratio of 0.0362 Contax common shares and 0.0363 Contax preferred shares for each Dedic share. This exchange ratio will be adjusted to take account of any eventual declaration of dividends or debt assumption by the Companies.

Despite the exchange ratio indicated by the Managements of the Companies and the fact that the Incorporation of Dedic Shares referred to herein does not involve parent company and subsidiary, in line with best market practices, the Managements of the Companies and of Dedic will act in accordance with CVM Guidance Report 35/08. As a result, an independent committee (“Independent Special Committee”) will be constituted opportunely for all the purposes of and in accordance with the terms of said Report, which will contain its own financial assessor to assess the conditions of the Incorporation of Dedic Shares.

The Incorporation of Dedic Shares is subject to approval by the shareholders’ meetings of Dedic and Contax, without prejudice to the findings of the Independent Special Committee.

Purchase and Sale of CTX Shares

On this date, the shareholders of CTX, AG Telecom Participações S.A. (“AG Telecom”), L.F. Tel S.A. (“L.F. Tel”) and Fundação Atlântico de Seguridade Social (“FASS”), and Portugal Telecom SGPS and Portugal Telecom Brasil S.A. (jointly “Portugal Telecom”) reached an understanding that they would come together as shareholders of CTX, involving transactions that will result in the acquisition of all those shares currently held by BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”), as described below.

Through the Agreements of Purchase and Sale of CTX shares entered into on this date between AG Telecom and L.F. Tel, on the one hand, and PREVI, PETROS and FUNCEF, on the other; between Portugal Telecom, on the one hand, and BNDESPAR, on the other; and between Portugal Telecom, on the one hand, and PREVI, PETROS and FUNCEF, on the other (“Share Purchase and Sale Agreements”), subject to certain conditions:

(i) AG Telecom and L.F. Tel will acquire part of the interest held by PREVI, PETROS and FUNCEF in CTX; and

(ii) Portugal Telecom will acquire the entire interest held by BNDESPAR, as well as the remaining interest held by PREVI, PETROS and FUNCEF in CTX.

Upon conclusion of the transactions envisaged in the Purchase and Sale Agreements, AG Telecom and L.F. Tel will each retain 36.80% of CTX’s capital stock, while Portugal Telecom will retain 16.21% of CTX’s capital stock.

Also on this date, AG Telecom, L.F. Tel, Portugal Telecom and FASS entered into a Shareholders’ Agreement (“Shareholders’ Agreement”), replacing the agreements in effect, which will regulate their relations as shareholders of CTX. The new Shareholders’ Agreement will only take effect on conclusion of the acquisition of CTX’s shares by Portugal Telecom.

Acquisition by CTX of part of the Contax shares held by Portugal Telecom / CTX Capital Increase

Pursuant to the Share Purchase and Sale Agreement entered into on this date, subject to certain conditions, including approval of the Incorporation of Dedic Shares, CTX will acquire part of the common and preferred shares issued by Contax and received by Portugal Telecom as a result of the Incorporation of Dedic Shares (“Acquisition of Contax Shares”).

Also on the present date, a CTX Share Subscription Agreement was entered into, through which Portugal Telecom, AG Telecom, L.F. Tel and FASS agreed, subject to certain conditions, to approve CTX’s capital increase, to be subscribed by Portugal Telecom and FASS (“CTX Capital Increase”).

As a result of the Acquisition of Contax Shares and the CTX Capital Increase, and considering the exchange ratio proposed by the Managements of Contax and Dedic and subject to analysis, evaluation and deliberation by the Independent Special Committee, Portugal Telecom will retain a direct interest of 19.90% in CTX’s capital stock and a direct and indirect interest of 19.52% in Contax’s capital stock, while FASS will retain a direct interest of 10.18% in CTX’s capital stock and an indirect interest of 3.48% in Contax’s capital stock.

Ownership Structure after the Transactions Described Above

On conclusion of the transactions described above, the ownership structures of CTX and Contax are estimated as follows:

CTX’s Estimated Ownership Structure on conclusion of the above transactions:

Shareholder	Common Shares (ONS)	% ONS
AG	784,730,222	24.12
LF Tel	1,137,460,810	34.96
Luxemburgo	352,730,588	10.84
FASS	331,151,534	10.18
PT	647,451,385	19.90
Board of Directors	10	-
Total	3,253,524,549	100.00

Contax’s Estimated Ownership Structure (in thousands of shares) on conclusion of the above transactions:

Acionista	ONs	% ONs	PNs	% PNs	Total	% Total
CTX Participações S.A.	17,871	72.7%	4,136	10.4%	22,007	34.2%
Portugal Telecom	0,000	0.0%	2,782	7.0%	2,782	4.3%
Outstanding Shares	6,695	27.3%	32,800	82.6%	39,495	61.4%
TOTAL	24,566	100.0%	39,718	100.0%	64,284	100.0%

Additional Information

Further information on the transactions described in this Material Fact can be obtained from the Investor Relations department of Contax and CTX, at the following address:

www.contax.com.br/ir

All the documentation pertaining to the transactions described in this Material Fact, including the appraisal reports and the Protocol and Justification of Merger of Dedic’s Shares and the Material Fact envisaged by CVM Instruction 319/99, will be available when the respective shareholders’ meetings are called to deliberate on the matters in question, when required by the applicable legislation.

The Managements of the Companies will keep their shareholders and the market informed on the implementation of the various stages of the transactions described in this Material Fact.

Rio de Janeiro, January 25, 2011.

Pedro Jereissati	Michel Neves Sarkis
Investor Relations Officer	Investor Relations Officer
CTX Participações S.A.	Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 26, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.